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10028077

SECU   SSION

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 LESKO SECURITIES, INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON   NEW YORK   13901
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 KAREN STEBBINS   (607) 724-2421
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STELLA & GETTY, CPAS
(Name – if individual, state last, first, middle name)

3001 EAST MAIN STREET   ENDWELL   NEW YORK   13760
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __CHARLES LESKO, JR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LESKO SECURITIES, INC._____, as of __DECEMBER 31_____, 20_09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Subscribed and sworn to before me this _____ day _____ , 2010

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2009 AND 2008

A DELAWARE CORPORATION
Organized November 5, 1980

STOCKHOLDERS	SHARES
Lesko Financial Services, Inc.	100
	===

OFFICERS

Charles Lesko, Jr. - President & Secretary

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.

INDEX

STELLA & GETTY, CPAs

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 19, 2010

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2009 and 2008, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 63,577	$ 60,871
Receivable From Brokers or Dealers	15,246	15,306
Mutual Fund Concessions Receivable	70,145	65,105
Accounts Receivable - Other	-0-	2,254
Marketable Securities (At Market, Cost $197,876 for 2009 and $180,082 for 2008 Respectively)	214,483	154,648
Deposit with Clearing Broker	10,000	10,000
Prepaid Income Taxes	5,480	8,837
Prepaid Expenses	22,024	48,589
Due from Parent Company	38,129	-0-
TOTAL CURRENT ASSETS	439,084	365,610
PROPERTY		
Equipment	4,723	4,723
Less: Accumulated Depreciation	4,723	4,723
PROPERTY - NET	-0-	-0-
OTHER ASSETS		
Deferred Tax Asset	-0-	10,000
TOTAL OTHER ASSETS	-0-	10,000
TOTAL ASSETS	$439,084	$375,610

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009 AND 2008

LIABILITIES & STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Commissions Payable	$ 55,804	$ 50,685
Due To Parent Corp.	-0-	6,160
Accrued Expenses	3,209	120
Accrued Income Taxes	530	816
TOTAL CURRENT LIABILITIES	59,543	57,781
LONG-TERM LIABILITIES		
Deferred Income Taxes	4,400	-0-
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding	10,200	10,200
Retained Earnings	364,941	307,629
TOTAL STOCKHOLDERS' EQUITY	375,141	317,829
TOTAL LIABILITIES & EQUITY	$439,084	$375,610

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUES		
Commissions - Securities	$ 210,728	$ 249,942
Revenues - Fee Based	9,528	12,242
Revenue from Sale of Investment Company Shares	1,469,266	1,602,731
Interest and Dividends	14,133	11,016
Miscellaneous Income	-0-	562
Gain (Loss) on Sale of Securities	9,697	4,370
Unrealized Gain (Loss) on Securities	42,041	(42,939)
TOTAL REVENUES	1,755,393	1,837,924
EXPENSES		
Voting Stockholder Commissions	183,783	261,880
Registered Representatives' Commissions	642,865	764,594
Rents and Services	776,587	754,597
Regulatory Fees	2,832	3,580
Continuing Education	25	35
Insurance	15,446	11,796
Office Expenses	13,971	11,535
Professional Fees	5,670	5,840
Dues and Subscriptions	2,525	1,878
Computer Services	31,372	29,950
Exchange Fees	8,097	5,540
TOTAL EXPENSES	1,683,173	1,851,225
INCOME (LOSS) BEFORE PROVISION FOR TAXES	72,220	(13,301)
PROVISIONS FOR TAXES		
Current	508	4,927
Deferred	14,400	(7,400)
TOTAL TAXES ON INCOME	14,908	(2,473)
NET INCOME (LOSS)	57,312	(10,828)
RETAINED EARNINGS, BEGINNING OF YEAR	307,629	318,457
RETAINED EARNINGS, END OF YEAR	$ 364,941	$ 307,629

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

EXHIBIT C

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2009 and 2008.

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 57,312	$(10,828)
Adjustments to reconcile Net Income to		
Net Cash Provided by Operating Activities:		
Unrealized (Gain) Loss on Securities	(42,041)	42,939
Realized (Gain) Loss on Securities	(9,697)	(4,370)
Decrease (Increase) in Accounts Receivable	(2,726)	69,715
Decrease (Increase) in Prepaid Expenses	29,922	(7,159)
Decrease (Increase) in Other Assets	10,000	(7,400)
(Increase) in Accounts Receivable from Affiliates	(38,129)	-0-
Increase in Other Liabilities	4,400	-0-
(Decrease) Increase in Accounts Payable and Accrued Expenses	1,762	(124,705)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	10,803	(41,808)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Investments	58,114	58,666
Purchase of Investments	(66,211)	(93,792)
NET CASH (USED IN) INVESTING ACTIVITIES	(8,097)	(35,126)
NET INCREASE (DECREASE) IN CASH	2,706	(76,934)
CASH - BEGINNING OF YEAR	60,871	137,805
CASH - END OF YEAR	$ 63,577	$ 60,871

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

EXHIBIT D
                                                (Cont'd)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2009	2008
Cash paid during the year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ 2,314	$ 35,890

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists
of cash in bank, cash used for trading activities, and cash
invested in money market funds.

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
  Lesko Securities, Inc. is a registered broker-dealer under the
  Securities Exchange Act of 1934 and is a member of the
  Financial Industry Regulatory Authority (FINRA). The Company
  is a wholly owned subsidiary of Lesko Financial Services, Inc.
  (Parent).

Method of Accounting
  The Company utilizes the accrual method of accounting on a
  trade date basis for recording its revenues. Expenses are
  recorded when the expense is incurred.

Concentrations of Credit Risk
  The Company sells investments primarily to customers in the
  Southern Tier of New York State. The Company maintains one
  office located in Binghamton, New York.

  Cash in bank balances fluctuate during the year and can exceed
  federally insured amounts. Marketable securities fluctuate on
  a daily basis due to market risk.

Property
  Property is depreciated on the straight-line method over the
  estimated useful life of the related assets.

Use of Estimates
  The preparation of financial statements in accordance with
  generally accepted accounting principles requires management to
  make estimates and assumptions that affect the reported amounts
  of assets and liabilities, and disclosure of contingent assets
  and liabilities at the date of the financial statements, and
  reported amounts of revenues and expenses during the reporting
  period. Actual results could differ from those estimates.

(Continued)

See Auditor's Report.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 2   COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The rate was 90% for the 2009 and 2008 reporting periods. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $776,587 and $754,597 for the years ended December 31, 2009 and 2008, respectively.

NOTE 3   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 and 2008, the Company had net capital of $290,247 and $191,380, respectively, which was $240,247 and $141,380, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .21 to 1 in 2009 and .30 to 1 in 2008 .

NOTE 4   TAXES ON INCOME

Income taxes are provided based on the income reported in the financial statements. Deferred tax assets result from accrued commission expense not deducted for income tax purposes, a capital loss carryforward and unrealized gains (losses) on securities.

                                                (Continued)

See Auditor's Report.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

NOTE 4   TAXES ON INCOME (Con't)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109 (FIN 48), that clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company will adopt of the standard in 2009. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2006-2009. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

NOTE 5   FAIR VALUE OF INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, short-term investments, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

See Auditor's Report.

STELLA & GETTY, CPAs

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC.	as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 375141 | 3480
2. Deduct ownership equity not allowable for Net Capital .... ₁₉ ( ) | 3490
3. Total ownership equity qualified for Net Capital .... 375141 | 3500
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... | 3520
     | 3525
  B. Other (deductions) or allowable credits (List) .... $ 375141 | 3530
5. Total capital and allowable subordinated liabilities ....
6. Deductions and/or charges:
  A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... ₁₇$ 52594 | 3540
  B. Secured demand note delinquency .... | 3590
  C. Commodity futures contracts and spot commodities –
    proprietary capital charges .... | 3600
     | 3610 (52594) | 3620
  D. Other deductions and/or charges .... | 3630
7. Other additions and/or allowable credits (List) .... ₂₀$ 322547 | 3640
8. Net capital before haircuts on securities positions ....
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
  A. Contractual securities commitments .... $ | 3660
  B. Subordinated securities borrowings .... | 3670
  C. Trading and investment securities:
    1. Exempted securities .... ₁₈ | 3735
    2. Debt securities .... | 3733
    3. Options .... | 3730
    4. Other securities .... 32300 | 3734
     | 3650
  D. Undue Concentration .... | 3736 (32300) | 3740
  E. Other (List) ....
10. Net Capital .... $ 290247 | 3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	LESKO SECURITIES, INC.	as of __12/31/09__

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19) .... $ __3970__ [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement $ __50000__ [3758]
of subsidiaries computed in accordance with Note (A) .... $ __50000__ [3760]
13. Net capital requirement (greater of line 11 or 12) .... $ __240247__ [3770]
14. Excess net capital (line 10 less 13) .... ₂₂ $ __284293__ [3780]
15. Excess net capital at 1000% (line 10 less 10% of line 19) ....

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ __59543__ [3790]
17. Add:
    A. Drafts for immediate credit .... ₂₁ $ _____ [3800]
    B. Market value of securities borrowed for which no equivalent value
       is paid or credited .... $ _____ [3810]
    C. Other unrecorded amounts (List) .... $ _____ [3820] $ _____ [3830]
18. Total aggregate indebtedness .... $ __59543__ [3840]
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) .... % __.21__ [3850]
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... % __N/A__ [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3
prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits .... $ _____ [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of
subsidiaries computed in accordance with Note (A) .... ₂₃ $ _____ [3880]
     $ _____ [3760]
23. Net capital requirement (greater of line 21 or 22) .... $ _____ [3910]
24. Excess capital (line 10 less 23) ....
25. Net capital in excess of the greater of: .... $ _____ [3920]
    A. 5% of combined aggregate debit items or $120,000 ....

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each
subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement , or
    2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form
and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable
assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2009

The following schedules are not required:

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Information Relating to the Possession or Control
Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K)
(2)(i), special account for exclusive benefit of customers and
(K)(2)(ii) all customer transactions cleared through another
broker-dealer on a fully disclosed basis.

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2009

	Audit Report	Unaudited Part II A Filing
Total Ownership Equity from the Statement of Financial Condition	$375,141	$390,596
Reconciliation:		
Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2009	-0-	(15,455)
	375,141	375,141
Non-allowable Assets Audit Adjustment	(52,594)	(52,594)
Haircuts on Securities	(32,300)	(32,300)
Audit Adjustment - Haircut	-0-	-0-
	$290,247	$290,247
	========	========

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 19, 2010

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Management
Lesko Securities, Inc.
Binghamton, NY

In planning and performing our audit of the financial statements of Lesko Securities, Inc., for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for
    securities under Section 8 of Federal Reserve Regulation T
    of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and
maintaining internal control and the practices and procedures
referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and
procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with
reasonable, but not absolute, assurance that assets for which the
Company has responsibility are safeguarded against loss from
unauthorized use or disposition, and that transactions are
executed in accordance with management's authorization and
recorded properly to permit the preparation of financial
statements in conformity with generally accepted accounting
principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the
practices and procedures referred to above, error or fraud may
occur and not be detected. Also, projection of any evaluation of
them to future periods is subject to the risk that they may
become inadequate because of changes in conditions or that the
effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a
control does not allow management or employees, in the normal
course of performing their assigned functions, to prevent or
detect misstatements on a timely basis. A *significant deficiency*
is a control deficiency, or combination of control deficiencies
that adversely affects the entity's ability to initiate,
authorize, record, process, or report financial data reliably in
accordance with generally accepted accounting principles such
that there is more than a remote likelihood that a misstatement
of the entity's financial statements that is more than
inconsequential will not be prevented or detected by the entity's
internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

STELLA & GETTY, CPAs